FOR IMMEDIATE RELEASE: February 16, 2012	PR 12-03

Atna Resources Extends $20 Million Credit Facility

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) is pleased to report it has extended its CAD $20 million credit facility with Sprott Resource Lending Partnership (“Sprott”).

In August 2011, Atna entered into an agreement with Sprott obtaining a CAD $20 million credit facility in order to finance the cash portion of the Pinson Mine acquisition and to provide initial development capital for the project.

Under terms of the extension Sprott has waived a $2.5 million payment due February 29, 2012 which will now become due February 28, 2013.  An additional $2.5 million payment will be due on May 31, 2013, with the final balance of $15 million due in August 2013.   As consideration for extending the credit facility Atna will issue 618,556 common shares of Atna to Sprott.

“Sprott’s decision to extend the credit facility is evidence of their overall support of Atna and belief in the Company’s development efforts. We feel market conditions have also played a part in the decision by Sprott as Atna is trading at 52-week highs and has recently gained institutional analyst support", states James Hesketh, President & CEO.

Current development efforts at the Pinson Mine include the completion of 300 meters of secondary access currently underway and the bulk sampling of ore. Additionally, Atna recently announced on February 6, 2012 a new resource estimate for the project.

For additional information on the Pinson Mine and Atna Resources please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential mineral resource, reserve or production at the Pinson Mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, development and future production at the Pinson Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mine development and production operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com